UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan
____________________________________________________________________________________________________

Financial Statements and Supplemental Schedule
As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Edison 401(k) Savings Plan
Rosemead, California
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the "Plan") as of December 31, 2017 and 2016, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2017, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP
We have served as the Plan's auditor since 2001.
Costa Mesa, California
June 27, 2018

Financial Statements
____________________________________________________________________________________________________

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2017	2016
Assets
Investments, at fair value	$4,351,785	$4,030,786
Receivables
Notes receivable from participants	83,590	84,033
Dividends receivable	5,138	5,051
Receivable from brokers and other	4,199	2,284
Total receivables	92,927	91,368
Total assets	4,444,712	4,122,154

Liabilities
Payable to brokers and other	52,581	62,501
Total liabilities	52,581	62,501

Net assets available for plan benefits	$4,392,131	$4,059,653

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

(in thousands)	For year ended December 31, 2017
Additions
Investment income
Dividends	$31,590
Interest income and other	11,197
Net appreciation in fair value of investments	464,104
Total investment income	506,891
Management fees	(7,916)
Net investment income	498,975
Interest income on notes receivable from participants	3,646
Contributions
Employer contributions, net of forfeitures	70,479
Participant and rollover contributions	141,277
Total net contributions	211,756
Total additions	714,377

Deductions
Distributions to participants	381,899
Total deductions	381,899

Net increase	332,478
Net assets available for plan benefits
Beginning of year	4,059,653
End of year	$4,392,131

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
1. Plan Description
The following description of the Edison 401(k) Savings Plan (the "Plan") provides only general information. The Plan sponsor is the Southern California Edison Company (the "Plan Sponsor"). Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the "Company") and many of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.
Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions subject to Internal Revenue Service ("IRS") limitations. The Plan also accepts rollover contributions from other qualified plans. Effective September 24, 2015 for employees represented by International Brotherhood of Electrical Workers (IBEW) and effective March 4, 2016 for non-represented employees, employees hired on or after December 31, 2017 will receive fixed profit sharing contributions in addition to the matching contributions mentioned above.

Vesting

Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.

Forfeitures

At December 31, 2017 and 2016, the unused portion of forfeited non-vested accounts totaled $14,000 and $6,000, respectively. These accounts are used to reduce future employer contributions. During 2017, employer contributions were reduced by $1,184,000 from forfeited non-vested accounts.

Plan Trust

Plan assets are held in a trust with State Street Bank and Trust Company (the "Trustee") for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee.

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the "Plan Administrator") and Conduent Inc. is the Plan's record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds. The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor. See Note 7 for a discussion of related party transactions.
Participant Accounts
Each participant account is adjusted for certain activities, including participant's contribution, the employer's contribution, distributions, loan activities, if applicable, and allocation of investment earnings (losses). Allocation of earnings (losses) and expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.23% to 10.51% as of December 31, 2017 and mature on various dates through January 2033. Principal and interest are paid ratably through payroll deductions. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $83,590,000 and $84,033,000 as of December 31, 2017 and 2016, respectively.
Distributions to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts ("IRA") selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $542,680,000 and $638,628,000 as of December 31, 2017 and 2016, respectively. Such investments represented approximately 12% and 16% of the Plan's net assets as of December 31, 2017 and 2016, respectively. For risks and uncertainties regarding investment in the Company's common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2017, and the quarterly report on Form 10-Q for the period ended March 31, 2018 of Edison International.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the Plan document, are treated for tax purposes as deemed distributions for active participants or loan offsets for terminated participants and also reported as such in the Form 5500. For the year ended December 31, 2017, there were deemed distributions (excluding repayments) of $84,000 and loan offsets of $4,224,000 related to notes receivable from participants. The loan offsets are included in "Distributions to participants" in the Statements of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.
New Accounting Guidance
Accounting Guidance Not Yet Adopted
On January 5, 2016, the FASB issued an accounting standards update that amends the guidance on the classification and measurement of financial instruments. The amendments require equity investments (excluding those accounted for under the equity method or those that result in consolidation) to be measured at fair value, with changes in fair value recognized in net income. It also amends certain disclosure requirements associated with the fair value of financial instruments. In addition, the new guidance requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category and form of financial asset. This new guidance is effective January 1, 2019. The adoption of this standard is not expected to have a material impact on the Plan's financial statements.

In June 2016, the FASB issued an accounting standards update to amend the guidance on the impairment of financial instruments. The new guidance adds an impairment model, known as the current expected credit loss model, which is based on expected losses rather than incurred losses. This guidance applies to debt instruments and trade receivables. This guidance is effective on January 1, 2021. The impact of adopting this new guidance is being evaluated.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

•
Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;

•
Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and

•
Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2017 and 2016. Plan assets carried at fair value are described below.
Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.
Investments in separately managed accounts (separate accounts) are managed by external investment managers and include the following: Cash and short-term interest bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed income investments (including asset-backed securities) in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds and therefore are classified as Level 1. Fixed income investments in this category are classified as Level 2.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2017 and 2016, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2017
(in thousands)	Level 1	Level 2	Level 3	NAV [a]	Total
Edison International common stock fund	$534,864	$—	$—	$7,816	$542,680
Money market fund	4,417	—	—	368,333	372,750
Self-directed brokerage accounts	425,284	7,316	—	—	432,600
Mutual fund	226,813	—	—	—	226,813
Collective investment funds	26,092	—	—	1,989,332	2,015,424
Separate managed funds:
Cash and other short-term investments	1,426	—	—	11,707	13,133
Mutual funds	—	—	—	172	172
Fixed income securities [b]	59,537	172,537	—	—	232,074
Common and preferred stocks	505,182	—	—	—	505,182
Other	6,662	4,295	—	—	10,957
Total separate managed funds	572,807	176,832	—	11,879	761,518
Total investments at fair value	$1,790,277	$184,148	$—	$2,377,360	$4,351,785

	Investments at Fair Value as of December 31, 2016
(in thousands)	Level 1	Level 2	Level 3	NAV [a]	Total
Edison International common stock fund	$635,952	$—	$—	$2,676	$638,628
Money market fund	—	—	—	457,729	457,729
Self-directed brokerage accounts	369,540	7,417	—	—	376,957
Mutual fund	181,527	—	—	—	181,527
Collective investment funds	179,636	—	—	1,594,584	1,774,220
Separate managed funds:
Cash and other short-term investments	—	—	—	15,214	15,214
Mutual funds	2,337	—	—	169	2,506
Fixed income securities [b]	48,563	168,896	—	—	217,459
Common and preferred stocks	345,772	—	—	—	345,772
Other	—	20,774	—	—	20,774
Total separate managed funds	396,672	189,670	—	15,383	601,725
Total investments at fair value	$1,763,327	$197,087	$—	$2,070,372	$4,030,786

[a]
These investments are measured at fair value using the net asset value per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statement of Net Assets Available for Plan Benefits.

[b]	The majority of dollar amounts of these securities consist of corporate bonds, U.S. government securities and agency securities including U.S. treasury notes and bonds.
The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no transfers between level 1, 2 or 3 during 2017 and 2016.

Fund Investments Valued at Net Asset per Share as a Practical Expedient
The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2017
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	$387,856	Not applicable	Daily	None
Mutual fund [2]	172	Not applicable	Daily	None
Collective investment funds [3]	1,989,332	Not applicable	Daily	None
Total	$2,377,360

	December 31, 2016
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	$475,619	Not applicable	Daily	None
Mutual fund [2]	169	Not applicable	Daily	None
Collective investment funds [3]	1,594,584	Not applicable	Daily	None
Total	$2,070,372

[1]
For the years ended December 31, 2017 and 2016, the combined money market fund investments of $387,856 and $457,619, respectively, are all invested in the State Street Money Market Fund, including $11,707 and $15,214, respectively, in separate managed funds "Cash and short-term investments," and $7,816 and $2,676, respectively, in the "Edison International common stock fund."

The State Street Money Market Fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.

[2]	The investment objective of the bond mutual fund within the separately managed accounts is to seek maximum current income, consistent with preservation of capital and daily liquidity.

[3]
For the years ended December 31, 2017 and 2016, collective investment funds consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.). The collective investment funds also consist of equity index funds that seek to track the Russell 1000 value index for the year ended December 31, 2016.

4. Investment Elections
The Trustee invests contributions in accordance with participant instructions.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction for most participants that applies to all funds except the Edison International Common Stock Fund. Reallocation elections are also subject to trading restrictions, redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.
5. Investment Options
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account, as of close of market on the date of transfer.
As of December 31, 2017, all participants were able to choose from among 19 investment fund offerings. These investment funds consisted of the following:

•
Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.

•
Tier 2 – Edison International Common Stock Fund and Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks, real assets and fixed income instruments, with varying degrees of risk and return.

•
Tier 3 – Self-Directed Brokerage Accounts: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2017	2016
Net assets available for plan benefits per the financial statements	$4,392,131	$4,059,653
Less: Amounts allocated to withdrawing participants	(1,557)	(1,662)
Net assets available for plan benefits per the Form 5500	$4,390,574	$4,057,991

The following is a reconciliation of total deductions per the financial statements to the Form 5500:
(in thousands)		For year ended December 31, 2017
Total deductions per the financial statements		$381,899
Add: Amounts allocated to withdrawing participants at December 31, 2017		1,557
Less: Amounts allocated to withdrawing participants at December 31, 2016		(1,662)
Benefits paid to participants per the Form 5500		$381,794
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.
7. Related-Party Transactions
Certain Plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund and receives services from the Plan Sponsor. In addition, the Plan issues loans to participants, see "Notes Receivable from Participants" in Note 1 for more details. These transactions qualify as party-in-interest transactions under ERISA.
The Money Market Fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $207,000 for 2017 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $104,000 for 2017 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.
Certain investment fund managers have provided credits to Conduent Inc. of $677,000 for administrative and other services rendered to the Plan by the Plan Sponsor. These credits were used to reduce Conduent Inc.'s charge to the Plan Sponsor for services provided to the Plan.
See Note 10 below regarding Edison International Common Stock Fund dividend payments.

8. Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.
9. Tax Status
The IRS has determined and informed the Plan Sponsor by a letter dated June 15, 2017 that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan's qualified tax status.
10. Employee Stock Ownership Plan
The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $2,620,000 for the year ended December 31, 2017. On December 7, 2017, the Board of Directors of Edison International declared a common stock dividend of $0.6050 per share which was paid on January 31, 2018 to the shareholders of record as of December 29, 2017. As the record date was at year end, dividend income of $0.6050 per share amounting to approximately $5,137,000 was accrued and included in "Dividends receivable" in the accompanying financial statements at December 31, 2017. For the year ended December 31, 2016, $4,778,000 was accrued in dividend receivable and paid on January 31, 2017.

Supplemental Schedule
____________________________________________________________________________________________________

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

			EIN: 95-1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value (in thousands)
Edison International common stock fund
*	Edison International	Common stock - no par value		$542,680
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		372,750
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		876,530
	PIMCO***	Separate managed account in the core bond fund		148,809
	BlackRock Global Investors	Collective investment in the core bond fund		99,134
	Dodge & Cox***	Separate managed account in the core bond fund		100,994
	Harding Loevner	Collective investment in the core international stock fund		224,882
	Dodge & Cox	Mutual fund in the core international stock fund		226,813
	BlackRock Global Investors	Collective investment in the core international stock fund		219,239
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index (large company stock) fund		200,529
	Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		52,738
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		220,989
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		9
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		52,623
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		209,408
	T. Rowe Price***	Separate managed account in the core U.S. large company stock fund		196,937
	Blackrock Global Investors	Collective Investment in core real assets fund		65,494
	Blackrock Global Investors	Collective Investment in global real estate investment trust fund		26,092
	Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		60,004
	Blackrock Global Investors	Collective Investment in the commodities fund		22,531
		Total common collective and separate managed funds		3,003,755
Self-directed brokerage accounts
	Charles Schwab	Self-directed brokerage accounts		432,600
		Total investments		4,351,785
Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.23% to 10.51%		83,590
		Total		$4,435,375

*	Party-in-interest

**	Investments are participant-directed; therefore, disclosure of cost is not required.
*** See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	AT+T INC SR UNSECURED 03/24 3.8	$922
		AT+T INC SR UNSECURED 07/21 VAR	811
		AT+T INC SR UNSECURED 08/24 3.4	804
		ABBOTT LABORATORIES SR UNSECURED 11/19 2.35	200
		ABBVIE INC SR UNSECURED 05/23 2.85	299
		ACTIVISION BLIZZARD SR UNSECURED 06/22 2.6	298
		AETNA INC SR UNSECURED 11/24 3.5	558
		AIR LEASE CORP SR UNSECURED 09/23 3	298
		AIR LEASE CORP SR UNSECURED 01/20 2.125	496
		ALIBABA GROUP HOLDING SR UNSECURED 06/23 2.8	199
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	9,088
		FNMA TBA 15 YR 3.5 SINGLE FAMILY MORTGAGE	1,031
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	5,126
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	409
		FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	4,797
		ALLY FINANCIAL INC COMPANY GUAR 09/18 4.75	304
		ALLY FINANCIAL INC COMPANY GUAR 01/19 3.5	302
		ALLY FINANCIAL INC SR UNSECURED 03/20 4.125	408
		AMERICAN TOWER CORP SR UNSECURED 01/22 2.25	292
		AMGEN INC SR UNSECURED 05/19 2.2	650
		AMGEN INC SR UNSECURED 05/20 VAR	301
		ANTHEM INC SR UNSECURED 12/22 2.95	500
		VEREIT OPERATING PARTNER COMPANY GUAR 02/19 3	201
		BP CAPITAL MARKETS PLC COMPANY GUAR 08/18 VAR	400
		BANK OF AMERICA CORP SR UNSECURED 05/18 5.65	304
		BANK OF AMERICA CORP SR UNSECURED 01/23 3.3	307
		BANK OF AMERICA CORP SR UNSECURED 01/23 VAR	507
		BANK OF AMERICA CORP SR UNSECURED 07/21 VAR	299
		BANK OF NY MELLON CORP SR UNSECURED 10/23 VAR	308
		BANK OF NOVA SCOTIA COVERED 04/21 1.875	490
		BARCLAYS PLC SR UNSECURED 08/21 3.2	302
		BARCLAYS BANK PLC	300
		BARCLAYS BANK PLC	300
		BARCLAYS BANK PLC	500
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	288
		BECTON DICKINSON AND CO SR UNSECURED 06/22 VAR	302
		BOC AVIATION LTD SR UNSECURED REGS 09/22 2.75	196
		CBS CORP COMPANY GUAR 02/23 2.5	293
		CIT GROUP INC SR UNSECURED 02/19 3.875	303
		CSAIL COMMERCIAL MORTGAGE TRUS CSAIL 2015 C3 ASB	514

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	$184
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	114
		CALIFORNIA ST CAS 04/47 FLOATING VAR	404
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/20 VAR	502
		CAPITAL ONE MULTI ASSET EXECUT COMET 2016 A1 A1	301
		CARDINAL HEALTH INC SR UNSECURED 11/19 2.4	500
		CARDINAL HEALTH INC SR UNSECURED 06/22 2.616	393
		CARLISLE COS INC SR UNSECURED 12/24 3.5	101
		CHICAGO IL CHI 01/22 FIXED 5.63	203
		CHICAGO IL CHI 01/42 FIXED OID 7.75	222
		CITIGROUP INC SR UNSECURED 06/19 VAR	302
		CITIGROUP INC SR UNSECURED 04/22 2.75	599
		CITIGROUP INC SR UNSECURED 07/23 VAR	199
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	203
		CONSTELLATION BRANDS INC COMPANY GUAR 05/22 2.7	299
		EXELON CORP SR UNSECURED 12/20 5.15	319
		CRED SUIS GP FUN LTD COMPANY GUAR 09/22 3.8	619
		CROWN CASTLE INTL CORP SR UNSECURED 04/22 4.875	107
		D.R. HORTON INC COMPANY GUAR 02/20 4	309
		DXC TECHNOLOGY CO SR UNSECURED 03/21 VAR	601
		DELTA AIR LINES INC SR UNSECURED 03/22 3.625	102
		DELTA AIR LINES INC SR UNSECURED 03/20 2.875	201
		DEUTSCHE BANK NY SR UNSECURED 11/22 3.3	497
		DEUTSCHE BANK AG SR UNSECURED 05/19 VAR	509
		DISCOVERY COMMUNICATIONS COMPANY GUAR 09/19 VAR	101
		DISCOVERY COMMUNICATIONS COMPANY GUAR 03/23 2.95	99
		DISH DBS CORP COMPANY GUAR 09/19 7.875	428
		DISH DBS CORP COMPANY GUAR 04/18 4.25	703
		EMC CORP SR UNSECURED 06/18 1.875	796
		EMC CORP SR UNSECURED 06/20 2.65	99
		EQT CORP SR UNSECURED 10/22 3	594
		EBAY INC SR UNSECURED 01/23 VAR	502
		EMERA US FINANCE LP COMPANY GUAR 06/21 2.7	100
		ENBRIDGE INC SR UNSECURED 06/20 VAR	303
		ENBRIDGE INC SR UNSECURED 01/20 VAR	200
		ENERGY TRANSFER PARTNERS COMPANY GUAR 04/19 9	324
		EXELON GENERATION CO LLC SR UNSECURED 03/22 3.4	203
		FREDDIE MAC NOTES 09/18 1.15	498
		FANNIE MAE NOTES 08/19 1.25	297
		FANNIE MAE FNR 2012 55 PC	1,748

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	FANNIE MAE FNR 2013 36 JI	$161
		FANNIE MAE FNR 2015 38 DF	161
		FANNIE MAE FNR 2015 87 BF	178
		FNMA POOL 257290 FN 07/18 FIXED 4.5	35
		FHLMC MULTIFAMILY STRUCTURED P FHMS KF11 A	283
		FREDDIE MAC NOTES 10/19 1.25	593
		FNMA POOL 469379 FN 11/21 FIXED 3.14	3,328
		FNMA POOL 471600 FN 06/22 FIXED 2.64	289
		FNMA POOL AH8434 FN 04/41 FIXED 5	10
		FNMA POOL AL1983 FN 05/22 FIXED VAR	437
		FNMA POOL AL5853 FN 05/44 FIXED VAR	563
		FNMA POOL AL8946 FN 08/46 FIXED VAR	2,574
		FNMA POOL AW3558 FN 05/29 FIXED 3	271
		FANNIE MAE FNR 2004 10 ZB	64
		FREDDIE MAC FHR 2882 ZC	13
		FNMA POOL 725236 FN 03/34 FIXED VAR	9
		FNMA POOL 888638 FN 09/37 FIXED VAR	226
		FNMA POOL 894948 FN 08/36 FIXED 6	17
		FNMA POOL 995279 FN 12/38 FIXED VAR	12
		FNMA POOL AE0515 FN 04/40 FIXED VAR	18
		FIDELITY NATIONAL INFORM SR UNSECURED 10/20 3.625	44
		FIDELITY NATIONAL INFORM SR UNSECURED 08/21 2.25	25
		FIRSTENERGY CORP SR UNSECURED 07/22 2.85	297
		FLEX LTD SR UNSECURED 02/23 5	321
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/18 VAR	500
		FORD MOTOR CREDIT CO LLC SR UNSECURED 10/18 2.551	301
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/21 3.2	304
		GATX CORP SR UNSECURED 07/19 2.5	299
		GENERAL MOTORS CO SR UNSECURED 10/18 3.5	202
		GENERAL MOTORS CO SR UNSECURED 08/20 VAR	101
		GENERAL MOTORS FINL CO COMPANY GUAR 01/19 3.1	302
		GENERAL MOTORS FINL CO COMPANY GUAR 01/22 VAR	102
		GENERAL MOTORS FINL CO COMPANY GUAR 01/22 3.45	405
		GENESIS ENERGY LP/GENESI COMPANY GUAR 02/21 5.75	204
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/24 3.85	985
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/23 VAR	303
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	281
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H09 FB	412
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	333
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	167

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	$517
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	412
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H30 FB	350
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H29 FA	463
		HSBC HOLDINGS PLC SR UNSECURED 05/21 2.95	503
		HSBC USA INC SR UNSECURED 08/18 VAR	502
		HARRIS CORPORATION SR UNSECURED 12/20 4.4	314
		HOSPITALITY PROPERTIES T SR UNSECURED 02/21 4.25	207
		IMPAC SECURED ASSETS CORP. IMSA 2006 5 2A	173
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	319
		INTERCONTINENTALEXCHANGE COMPANY GUAR 12/20 2.75	404
		INTL BK RECON + DEVELOP SR UNSECURED 10/20 2	795
		INTL LEASE FINANCE CORP SR UNSECURED 05/19 6.25	314
		INTL LEASE FINANCE CORP SR UNSECURED 01/22 8.625	241
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	821
		JPMORGAN CHASE + CO SR UNSECURED 03/21 VAR	309
		JPMORGAN CHASE + CO SR UNSECURED 06/21 2.4	398
		JPMORGAN CHASE + CO SR UNSECURED 04/23 VAR	601
		KLA TENCOR CORP SR UNSECURED 11/21 4.125	104
		KLA TENCOR CORP SR UNSECURED 11/24 4.65	325
		KINDER MORGAN INC COMPANY GUAR 01/23 VAR	203
		LAM RESEARCH CORP SR UNSECURED 03/25 3.8	520
		MASCO CORP SR UNSECURED 03/20 7.125	43
		MASTR ASSET BACKED SECURITIES MABS 2006 AM1 A3	101
		MCCORMICK + CO SR UNSECURED 08/24 3.15	302
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	41
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	66
		MITSUBISHI UFJ FIN GRP SR UNSECURED 09/21 2.19	491
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/22 2.665	297
		MIZUHO FINANCIAL GROUP SR UNSECURED 09/21 2.273	491
		MIZUHO FINANCIAL GROUP SR UNSECURED 02/22 VAR	202
		MIZUHO FINANCIAL GROUP SR UNSECURED 09/22 VAR	503
		MOLSON COORS BREWING CO COMPANY GUAR 07/21 2.1	98
		MORGAN STANLEY SR UNSECURED 07/22 VAR	302
		MORGAN STANLEY SR UNSECURED 01/22 VAR	305
		MORGAN STANLEY CAPITAL INC MSAC 2004 WMC2 M1	204
		MORGAN STANLEY SR UNSECURED 05/19 7.3	426
		MORGAN STANLEY SR UNSECURED 10/24 3.7	387
		MYLAN NV COMPANY GUAR 12/18 3	402
		NABORS INDUSTRIES INC COMPANY GUAR 09/20 5	299

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	NASDAQ INC SR UNSECURED 03/19 VAR	$500
		NATIONAL AUSTRALIA BK/NY SR UNSECURED 07/21 1.875	391
		NAVIENT CORP SR UNSECURED 07/21 6.625	317
		NEW JERSEY ST ECON DEV AUTH RE NJSDEV 06/21 FIXED 4.521	308
		NORTHROP GRUMMAN CORP SR UNSECURED 01/25 2.93	298
		NORTHROP GRUMMAN CORP SR UNSECURED 10/22 2.55	298
		OWENS CORNING COMPANY GUAR 12/24 4.2	262
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/22 6.125	637
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	173
		PLAINS ALL AMER PIPELINE SR UNSECURED 01/20 5.75	316
		PLAINS ALL AMER PIPELINE SR UNSECURED 11/24 3.6	292
		PROGRESS ENERGY INC SR UNSECURED 03/19 7.05	317
		QVC INC SR SECURED 07/22 5.125	212
		QUALCOMM INC SR UNSECURED 01/23 VAR	300
		REALTY INCOME CORP SR UNSECURED 10/22 3.25	102
		RELX CAPITAL INC COMPANY GUAR 01/19 8.625	212
		ENRGY TRANS PT/REG FIN COMPANY GUAR 09/20 5.75	319
		SLC STUDENT LOAN TRUST SLCLT 2006 2 A5	534
		NAVIENT CORP SR UNSECURED 01/19 5.5	305
		SLM STUDENT LOAN TRUST SLMA 2005 3 A5	357
		SLM CORP SR UNSECURED 04/22 5.125	104
		SLC STUDENT LOAN TRUST SLCLT 2010 1 A	64
		SABINE PASS LIQUEFACTION SR SECURED 02/21 5.625	322
		SABINE PASS LIQUEFACTION SR SECURED 03/22 6.25	111
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	2,041
		SANTANDER UK GROUP HLDGS SR UNSECURED 08/21 2.875	200
		SHIRE ACQ INV IRELAND DA COMPANY GUAR 09/21 2.4	689
		SOUTHERN CO SR UNSECURED 06/20 2.75	403
		SOUTHWESTERN ENERGY CO SR UNSECURED 01/25 6.7	338
		SPECTRA ENERGY PARTNERS SR UNSECURED 06/20 VAR	101
		SPRINGLEAF FINANCE CORP COMPANY GUAR 12/19 5.25	412
		SPRINT CAPITAL CORP COMPANY GUAR 05/19 6.9	314
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	265
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	94
		STRUCTURED ASSET SECURITIES CO SASC 2004 13 2A1	394
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/21 2.058	490
		SUMITOMO MITSUI FINL GRP SR UNSECURED 10/21 2.442	396
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/22 VAR	301
		TECH DATA CORP SR UNSECURED 02/22 3.7	301
		TELEFONICA EMISIONES SAU COMPANY GUAR 07/19 5.877	315

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	TELEFONICA EMISIONES SAU COMPANY GUAR 04/20 5.134	$318
		TEVA PHARMACEUTICALS NE COMPANY GUAR 07/18 1.4	397
		TEVA PHARMACEUTICALS NE COMPANY GUAR 07/19 1.7	97
		TEVA PHARMACEUTICALS NE COMPANY GUAR 07/23 2.8	435
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	84
		TIME WARNER CABLE LLC SR SECURED 02/19 8.75	640
		TIME WARNER CABLE LLC SR SECURED 04/19 8.25	534
		TRIUMPH GROUP INC COMPANY GUAR 04/21 4.875	197
		TYSON FOODS INC SR UNSECURED 06/20 VAR	302
		UBS AG STAMFORD CT SR UNSECURED 06/20 VAR	304
		TSY INFL IX N/B 04/28 3.625	400
		TSY INFL IX N/B 01/25 2.375	137
		TSY INFL IX N/B 01/29 2.5	557
		US TREASURY N/B 02/40 4.625	1,064
		US TREASURY N/B 05/40 4.375	387
		TSY INFL IX N/B 02/42 0.75	110
		US TREASURY N/B 11/42 2.75	1,308
		US TREASURY N/B 05/43 2.875	206
		US TREASURY N/B 05/44 3.375	4,376
		US TREASURY N/B 08/44 3.125	4,944
		US TREASURY N/B 11/44 3	2,521
		TSY INFL IX N/B 02/45 0.75	526
		TSY INFL IX N/B 02/46 1	2,180
		US TREASURY N/B 07/24 2.125	1,414
		US TREASURY N/B 08/27 2.25	2,859
		US TREASURY N/B 11/27 2.25	1,112
		US TREASURY N/B 12/21 2.125	2,314
		US TREASURY N/B 03/22 1.75	205
		US TREASURY N/B 08/22 1.875	505
		US TREASURY N/B 09/22 1.75	1,185
		US TREASURY N/B 11/21 1.75	6,114
		US TREASURY N/B 02/27 2.25	5,039
		US TREASURY N/B 08/23 2.5	709
		US TREASURY N/B 04/22 1.75	253
		US TREASURY N/B 05/27 2.375	393
		US TREASURY N/B 06/22 2.125	892
		US TREASURY N/B 07/22 2	330
		UNITED TECHNOLOGIES CORP SR UNSECURED 05/20 1.9	297
		UNITEDHEALTH GROUP INC SR UNSECURED 12/19 2.3	602
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	49

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	VERIZON COMMUNICATIONS SR UNSECURED 09/23 5.15	$334
		VERIZON COMMUNICATIONS SR UNSECURED 03/22 3.125	608
		VERIZON COMMUNICATIONS SR UNSECURED 03/22 VAR	306
		VERIZON COMMUNICATIONS SR UNSECURED 05/20 VAR	201
		VIACOM INC SR UNSECURED 12/19 2.75	257
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	343
		VMWARE INC SR UNSECURED 08/20 2.3	298
		VMWARE INC SR UNSECURED 08/22 2.95	199
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	29
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	296
		WELLS FARGO + COMPANY SR UNSECURED 01/23 VAR	306
		WELLS FARGO + COMPANY SR UNSECURED 02/22 VAR	405
		WELLS FARGO + COMPANY SR UNSECURED 12/20 2.55	402
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2003 E A1	241
		WELLS FARGO HOME EQUITY TRUST WFHET 2005 2 M5	116
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2005 AR12 1A1	239
		WELLS FARGO BANK NA SR UNSECURED 12/19 VAR	505
		WESTPAC BANKING CORP SR UNSECURED 08/21 2	393
		WEYERHAEUSER CO SR UNSECURED 10/19 7.375	433
		WILLIAMS PARTNERS LP SR UNSECURED 03/22 3.6	511
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	175
		ZIMMER BIOMET HOLDINGS SR UNSECURED 11/21 3.375	101
		EUROSAIL PLC ESAIL 2006 2X A2C REGS	245
		ALBA PLC ALBA 2006 2 A3B REGS	261
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	332
		SWAP JP MORGAN BOC SWAP CASH COLLATERAL USD	(70)
		SWAP UBS COC SWAP CASH COLLATERAL USD	60
		SWPC02DJ8 CDS USD R F 1.00000	2,317
		SWPC02DJ8 CDS USD P V 03MOTC	(2,300)
		SWPC02J45 CDS USD R F .11000 1 ABX	901
		SWPC02J45 CDS USD P V 01MEVENT 2 ABX	(978)
		SWPC02J52 CDS USD R F .11000 1 ABX	258
		SWPC02J52 CDS USD P V 01MEVENT 2 ABX	(279)
		SWPC31J02 CDS USD R F 5.00000 FIX CDXTRANCHE	274
		SWPC31J02 CDS USD P V 03MEVENT FLO CDXTRANCHE	(250)
		BWU00D7P7 IRS USD R V 03MLIBOR CCP CME	8,700
		BWU00D7P7 IRS USD P F 2.75000 CCP CME	(9,021)
		BWU00DAF5 IRS USD R V 03MLIBOR SWUV0DAF7 CCPVANILLA	2,800
		BWU00DAF5 IRS USD P F 2.00000 SWU00DAF5 CCPVANILLA	(2,797)
		SWPC0AJI6 CDS USD R F 1.00000 FIX CORPORATE	298

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	SWPC0AJI6 CDS USD P V 03MEVENT FLO CORPORATE	$(300)
		BWU00FDQ3 IRS USD R V 03MLIBOR SWUV0FDQ5 CCPVANILLA	600
		BWU00FDQ3 IRS USD P F 2.15000 SWU00FDQ3 CCPVANILLA	(591)
		BWU00FLJ0 IRS USD R V 03MLIBOR SWUV0FLJ2 CCPVANILLA	400
		BWU00FLJ0 IRS USD P F 2.50000 SWU00FLJ0 CCPVANILLA	(394)
		SWPC0C0U5 CDS USD R F .50000 1 CMBX	503
		SWPC0C0U5 CDS USD P V 01MEVENT 2 CMBX	(500)
		SWPC0C1D2 CDS USD R F .50000 1 CMBX	701
		SWPC0C1D2 CDS USD P V 01MEVENT 2 CMBX	(700)
		SWU00GP62 IRS MXN R F 5.99000 SWU00GP62 CCPVANILLA	36
		SWU00GP62 IRS MXN P V 01MTIIE SWUV0GP64 CCPVANILLA	(41)
		SWPC0CRI3 CDS USD R F 1.00000 FIX SOVEREIGN	101
		SWPC0CRI3 CDS USD P V 03MEVENT FLO SOVEREIGN	(100)
		SWPC0D819 CDS USD R F 1.00000 FIX SOVEREIGN	609
		SWPC0D819 CDS USD P V 03MEVENT FLO SOVEREIGN	(600)
		BWU00INI4 IRS USD R V 03MLIBOR SWUV0INI6 CCPVANILLA	300
		BWU00INI4 IRS USD P F 2.25000 SWU00INI4 CCPVANILLA	(279)
		BWU00INB9 IRS USD R V 03MLIBOR SWUV0INB1 CCPVANILLA	5,900
		BWU00INB9 IRS USD P F 1.75000 SWU00INB9 CCPVANILLA	(5,602)
		SWPC0CJV3 CDS USD R F 1.00000 FIX SOVEREIGN	406
		SWPC0CJV3 CDS USD P V 03MEVENT FLO SOVEREIGN	(400)
		BWU00ISZ1 IRS USD R V 03MLIBOR SWUV0ISZ3 CCPVANILLA	3,300
		BWU00ISZ1 IRS USD P F 1.45000 SWU00ISZ1 CCPVANILLA	(3,243)
		SWU00HEY1 IRS MXN R F 6.08000 SWU00HEY1 CCPVANILLA	399
		SWU00HEY1 IRS MXN P V 01MTIIE SWUV0HEY3 CCPVANILLA	(450)
		SWPC0DU30 CDS USD R F 1.00000 1 CCPCORPORATE	102
		SWPC0DU30 CDS USD P V 03MEVENT 2 CCPCORPORATE	(100)
		SWPCCDX67 CDS USD R F 5.00000 FIX CDXTRANCHE	58
		SWPCCDX67 CDS USD P V 03MEVENT FLO CDXTRANCHE	(50)
		SWPC0E4G8 CDS USD R F 5.00000 1 CCPCORPORATE	215
		SWPC0E4G8 CDS USD P V 03MEVENT 2 CCPCORPORATE	(200)
		SWPC0EAN6 CDS USD R F 5.00000 1 CCPCORPORATE	108
		SWPC0EAN6 CDS USD P V 03MEVENT 2 CCPCORPORATE	(100)
		SWPC0E882 CDS USD R F 1.00000 1 CCPCORPORATE	204
		SWPC0E882 CDS USD P V 03MEVENT 2 CCPCORPORATE	(200)
		SWPC0DQH4 CDS USD R F 1.00000 1 CCPCORPORATE	304
		SWPC0DQH4 CDS USD P V 03MEVENT 2 CCPCORPORATE	(300)
		SWPC0F152 CDS USD R F 5.00000 1 CCPCORPORATE	118
		SWPC0F152 CDS USD P V 03MEVENT 2 CCPCORPORATE	(100)
		BWU00KWQ1 IRS GBP R V 06MLIBOR SWUV0KWQ3 CCPVANILLA	1,488

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	BWU00KWQ1 IRS GBP P F 1.75000 SWU00KWQ1 CCPVANILLA	$(1,606)
		SWU00K7W6 IRS MXN R F 7.32000 SWU00K7W6 CCPVANILLA	452
		SWU00K7W6 IRS MXN P V 01MTIIE SWUV0K7W8 CCPVANILLA	(460)
		BWU00KLH3 IRS USD R V 03MLIBOR SWUV0KLH5 CCPVANILLA	4,800
		BWU00KLH3 IRS USD P F 1.25000 SWU00KLH3 CCPVANILLA	(4,648)
		SWU00L506 IRS MXN R F 7.74000 SWU00L506 CCPVANILLA	272
		SWU00L506 IRS MXN P V 01MTIIE SWUV0L508 CCPVANILLA	(276)
		SWPC0FA52 CDS USD R F 1.00000 1 CCPCDX	3,680
		SWPC0FA52 CDS USD P V 03MEVENT 2 CCPCDX	(3,600)
		BWU00JF67 IRS JPY R V 06MLIBOR SWUV0JF69 CCPVANILLA	2,841
		BWU00JF67 IRS JPY P F .00000 SWU00JF67 CCPVANILLA	(2,777)
		SWPC0FJM6 CDS USD R F 1.00000 FIX SOVEREIGN	201
		SWPC0FJM6 CDS USD P V 03MEVENT FLO SOVEREIGN	(200)
		SWPC0FIV7 CDS USD R F 1.00000 1 CCPCORPORATE	306
		SWPC0FIV7 CDS USD P V 03MEVENT 2 CCPCORPORATE	(300)
		BWU00LT75 IRS USD R V 03MLIBOR SWUV0LT77 CCPVANILLA	10,600
		BWU00LT75 IRS USD P F 2.00000 SWU00LT75 CCPVANILLA	(10,586)
		SWPC0FY98 CDS USD R F 1.00000 FIX SOVEREIGN	201
		SWPC0FY98 CDS USD P V 03MEVENT FLO SOVEREIGN	(200)
		BWU00M7Q5 IRS USD R V 03MLIBOR SWUV0M7Q7 CCPVANILLA	2,000
		BWU00M7Q5 IRS USD P F 2.00000 SWU00M7Q5 CCPVANILLA	(1,972)
		BWU00M7R3 IRS USD R V 03MLIBOR SWUV0M7R5 CCPVANILLA	4,400
		BWU00M7R3 IRS USD P F 2.00000 SWU00M7R3 CCPVANILLA	(4,341)
		BWU00MID2 IRS GBP R V 06MLIBOR SWUV0MID4 CCPVANILLA	2,300
		BWU00MID2 IRS GBP P F 1.00000 SWU00MID2 CCPVANILLA	(2,292)
		BWU00MO45 IRS JPY R V 06MLIBOR SWUV0MO47 CCPVANILLA	2,841
		BWU00MO45 IRS JPY P F .30000 SWU00MO45 CCPVANILLA	(2,848)
		BWPC0G6Z9 CDS EUR R V 03MEVENT 2 CCPITRAXX	1,261
		BWPC0G6Z9 CDS EUR P F 1.00000 1 CCPITRAXX	(1,295)
		SWPC0G796 CDS USD R F 1.00000 1 CCPCDX	102
		SWPC0G796 CDS USD P V 03MEVENT 2 CCPCDX	(100)
		SWU00MX45 IRS BRL R F 8.18000 SWU00MX45 CCPNDFPREDISWAP	3,238
		SWU00MX45 IRS BRL P V 00MBRCDI SWUV0MX47 CCPNDFPREDISWAP	(3,226)
		SWPCDX027 CDS USD R F 5.00000 FIX CDXTRANCHE	117
		SWPCDX027 CDS USD P V 03MEVENT FLO CDXTRANCHE	(100)
		SWPC0GCR0 CDS USD R F 1.00000 1 CCPCORPORATE	204
		SWPC0GCR0 CDS USD P V 03MEVENT 2 CCPCORPORATE	(200)
		90DAY EUR FUTR SEP18 XCME 20180917	(4,898)
		317U393M9 IRO USD 5Y P 2.25000 OCT19 2.25 PUT	(147)
		317U394M8 IRO USD 30Y P 2.5400 OCT19 2.54 PUT	113

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	317U516M1 IRO USD 5Y P 2.75000 NOV19 2.75 PUT	$(69)
		317U517M0 IRO USD 30Y P 2.9000 NOV19 2.90 PUT	59
		317U540M1 IRO USD 2Y C 1.65000 NOV18 1.65 CALL	2
		317U541M0 IRO USD 10Y C 2.0000 NOV18 2 CALL	(6)
		31750C4X5 OTC ECAL USD VS JPY APR17 120 CALL	34
		317U455N2 IRO USD 10Y P 2.6950 JUN18 2.695 PUT	7
		317U457N0 IRO USD 10Y P 2.7000 JUN18 2.7 PUT	5
		317U857N6 IRO USD 5Y P 2.74000 SEP19 2.74 PUT	(89)
		317U858N5 IRO USD 30Y P 3.1535 SEP19 3.1535 PUT	56
		RXH8C165.50 MAR18 165.50 CALL FSO	(1)
		317U222P9 IRO USD 10Y C 2.2000 NOV18 2.2 CALL	(11)
		317U223P8 IRO USD 2Y C 2.00000 NOV18 2 CALL	24
		317U224P7 IRO USD 10Y C 2.2100 NOV18 2.21 CALL	(11)
		31750CM49 OTC ECAL EUR VS USD JAN18 1.216 CALL	(1)
		317U257P7 IRO USD 10Y C 2.1800 NOV18 2.18 CALL	(11)
		317U265P7 IRO USD 10Y CB DEC18 2.17250 CALL	(11)
		317U264P8 IRO USD 2Y C 2.00000 DEC18 2 CALL	8
		RXH8P161.5 MAR18 161.5 PUT FSO	(9)
		317U292P4 IRO USD 30Y P 2.9300 DEC19 2.93 PUT	47
		317U291P5 IRO USD 5Y P 2.75000 DEC19 2.75 PUT	(50)
		31750CO88 OTC ECAL USD VS MXN 19.6 GLM	(4)
		31750COU9 OTC ECAL USD VS BRL JAN18 3.4 CALL	(2)
		KBC BANK NV SUBORDINATED REGS 01/23 VAR	201
		OOREDOO TAMWEEL LTD SR UNSECURED REGS 12/18 3.039	201
		LETRA TESOURO NACIONAL BILLS 04/18 0.00000	771
		REPUBLIC OF ARGENTINA BONDS 04/22 VAR	3
		REPUBLIC OF ARGENTINA BONDS 06/20 VAR	51
		JAPAN TREASURY DISC BILL BILLS 01/18 0.00000	1,154
		JAPAN TREASURY DISC BILL BILLS 01/18 0.00000	1,997
		90DAY STERLING FU MAR18 IFLL 20180321	(6,558)
		US 2YR NOTE (CBT) MAR18 XCBT 20180329	(24,837)
		US 5YR NOTE (CBT) MAR18 XCBT 20180329	12,081
		US LONG BOND(CBT) MAR18 XCBT 20180320	1,071
		US 10YR FUT OPTN MAR18P 122.5 EXP 02/23/2018	(1)
		US 10YR FUT OPTN MAR18P 123 EXP 02/23/2018	(1)
		US 10YR NOTE (CBT)MAR18 XCBT 20180320	18,359
		ARGENTINE PESO	3
		AUBURN SECURITIES PLC AUBN 5 A2 REGS	185
		TESCO PLC SR UNSECURED REGS 03/23 5	608
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	298

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	ALPHA STAR HOLDING LTD COMPANY GUAR REGS 04/19 4.97	$302
		VALEANT PHARMACEUTICALS COMPANY GUAR REGS 05/23 4.5	215
		CANADIAN DOLLAR	25
		DANISH KRONE	1
		EURO CURRENCY	28
		CSN ISLANDS XI CORP COMPANY GUAR REGS 09/19 6.875	95
		POUND STERLING	198
		NEW ISRAELI SHEQEL	1
		MEXICAN PESO (NEW)	103
		CENT ELET BRASILEIRAS SA SR UNSECURED REGS 07/19 6.875	105
		US DOLLAR	997
		Total PIMCO	$148,809

	Dodge & Cox	AT+T INC SR UNSECURED 02/39 6.55	$601
		AT+T INC SR UNSECURED 05/25 3.4	418
		AT+T INC SR UNSECURED 05/46 4.75	147
		AT+T INC SR UNSECURED 02/47 5.65	219
		ALLERGAN FUNDING SCS COMPANY GUAR 03/22 3.45	279
		ALLERGAN FUNDING SCS COMPANY GUAR 03/25 3.8	204
		AMERICAN EXPRESS CREDIT ACCOUN AMXCA 2017 3 A	595
		AMERICAN EXPRESS CREDIT ACCOUN AMXCA 2017 4 A	404
		AT+T INC SR UNSECURED 09/40 5.35	185
		BNP PARIBAS COMPANY GUAR 10/24 4.25	1,320
		BAC CAPITAL TRUST XI LIMITD GUARA 05/36 6.625	712
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	511
		BANK OF AMERICA CORP SR UNSECURED 07/23 VAR	823
		BARCLAYS PLC SUBORDINATED 09/24 4.375	307
		BARCLAYS PLC SUBORDINATED 05/28 4.836	208
		BOSTON PROPERTIES LP SR UNSECURED 05/21 4.125	627
		BOSTON PROPERTIES LP SR UNSECURED 09/23 3.125	353
		BURLINGTN NORTH SANTA FE SR UNSECURED 06/21 4.1	947
		CIGNA CORP SR UNSECURED 06/20 5.125	557
		CALIFORNIA ST CAS 10/39 FIXED 7.3	261
		CALIFORNIA ST CAS 03/40 FIXED 7.625	1,510
		CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	481
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	257
		CHARTER COMM OPT LLC/CAP SR SECURED 07/25 4.908	159
		CHARTER COMM OPT LLC/CAP SR SECURED 10/45 6.484	204
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	1,006

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	COMCAST CORP COMPANY GUAR 02/18 5.875	$251
		CONOCOPHILLIPS COMPANY COMPANY GUAR 11/24 3.35	1,004
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	649
		DOMINION ENERGY INC JR SUBORDINA 04/21 VAR	156
		DOMINION ENERGY INC JR SUBORDINA 07/19 VAR	126
		DOMINION ENERGY INC JR SUBORDINA 10/54 VAR	513
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	367
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	427
		ERP OPERATING LP SR UNSECURED 12/21 4.625	96
		ERP OPERATING LP SR UNSECURED 04/23 3	582
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	2,053
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	93
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	75
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	419
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	123
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	1,421
		FED HM LN PC POOL G12511 FG 02/22 FIXED 6	295
		FED HM LN PC POOL G13824 FG 12/24 FIXED 5.5	285
		FED HM LN PC POOL G14585 FG 10/26 FIXED 4	375
		FED HM LN PC POOL G14678 FG 12/26 FIXED 4	110
		FED HM LN PC POOL G15257 FG 05/27 FIXED 4	156
		FED HM LN PC POOL G08768 FG 06/47 FIXED 4.5	592
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	78
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	163
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	358
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	2,406
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	423
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	84
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	206
		FED HM LN PC POOL V80953 FG 01/44 FIXED 4.5	185
		FED HM LN PC POOL V83108 FG 03/47 FIXED 4.5	1,030
		FED HM LN PC POOL V83156 FG 04/47 FIXED 4.5	793
		FEDEX CORP 1998 PASS TST PASS THRU CE 07/23 6.72	300
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	148
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	282
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	426
		FED HM LN PC POOL G60920 FG 04/46 FIXED 4.5	444
		FED HM LN PC POOL G61060 FG 06/47 FIXED 4.5	2,496
		FANNIE MAE FNR 2013 106 MA	137
		FREDDIE MAC FHR 4283 EW	700

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FNMA POOL 467786 FN 04/18 FIXED 3.81	$664
		FNMA POOL AL0238 FN 03/26 FIXED VAR	1,663
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	65
		FNMA POOL AL6209 FN 07/21 FIXED VAR	87
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	1,252
		FNMA POOL AL5957 FN 05/27 FIXED VAR	359
		FNMA POOL AL7147 FN 02/45 FIXED VAR	173
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	389
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	468
		FNMA POOL AL7205 FN 12/29 FIXED VAR	194
		FNMA POOL AL7384 FN 09/45 FIXED VAR	337
		FNMA POOL AL9781 FN 02/46 FIXED VAR	666
		FNMA POOL AL9096 FN 10/42 FIXED VAR	651
		FNMA POOL AL9407 FN 09/42 FIXED VAR	191
		FNMA POOL AL8830 FN 10/34 FIXED VAR	896
		FNMA POOL AL8816 FN 09/45 FIXED VAR	704
		FNMA POOL AS5602 FN 08/45 FIXED 4.5	505
		FNMA POOL AS9299 FN 03/37 FIXED 3.5	440
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	140
		FREDDIE MAC FHR 2957 VZ	389
		FANNIE MAE FNR 2009 66 ET	62
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	114
		FANNIE MAE FNR 2007 50 DZ	180
		FNMA POOL 704235 FN 05/33 FIXED 5.5	49
		FNMA POOL 725228 FN 03/34 FIXED VAR	1
		FNMA POOL 725229 FN 03/34 FIXED VAR	96
		FNMA POOL 735503 FN 04/35 FIXED VAR	2
		FNMA POOL BF0045 FN 03/52 FIXED 4.5	777
		FNMA POOL BM1357 FN 01/43 FIXED VAR	798
		FNMA POOL 888368 FN 03/37 FIXED VAR	413
		FNMA POOL 888560 FN 11/35 FIXED VAR	97
		FNMA POOL 889072 FN 12/37 FIXED VAR	306
		FNMA POOL 889984 FN 10/38 FIXED VAR	273
		FNMA POOL 965097 FN 09/38 FLOATING VAR	211
		FNMA POOL 976853 FN 11/29 FIXED 5.5	174
		FNMA POOL 995006 FN 10/38 FLOATING VAR	63
		FNMA POOL 995051 FN 03/37 FIXED VAR	74
		FNMA POOL AB1763 FN 11/30 FIXED 4	62
		FNMA POOL AB3301 FN 07/26 FIXED 4	60
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	511

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FNMA POOL MA2508 FN 01/36 FIXED 4	$349
		FNMA POOL AD0198 FN 09/38 FIXED VAR	79
		FNMA POOL AD0244 FN 10/24 FIXED VAR	449
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/20 8.125	305
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/21 5.875	1,180
		FREDDIE MAC SCRT SCRT 2017 4 M45T	743
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H22 FH	1,742
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	294
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	756
		HSBC HOLDINGS PLC SR UNSECURED 04/21 5.1	188
		HSBC HOLDINGS PLC SR UNSECURED 03/26 4.3	213
		ILLINOIS ST ILS 06/33 FIXED 5.1	524
		ILLINOIS ST ILS 03/18 FIXED 5.665	754
		JPMORGAN CHASE + CO SUBORDINATED 05/23 3.375	508
		JPMORGAN CHASE + CO SUBORDINATED 10/27 4.25	266
		KINDER MORGAN ENER PART COMPANY GUAR 03/43 5	254
		KINDER MORGAN ENER PART COMPANY GUAR 02/24 4.15	233
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	612
		KINDER MORGAN ENER PART COMPANY GUAR 09/44 5.4	344
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	498
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	211
		MACYS RETAIL HLDGS INC COMPANY GUAR 12/34 4.5	85
		MACYS RETAIL HLDGS INC COMPANY GUAR 07/24 6.65	1,055
		NEW JERSEY ST TURNPIKE AUTH NJSTRN 01/41 FIXED 7.102	486
		NOKIA OYJ SR UNSECURED 05/19 5.375	102
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	935
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 05/23 4.375	99
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/24 6.25	790
		PETROLEOS MEXICANOS COMPANY GUAR 01/24 4.875	466
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	126
		RELX CAPITAL INC COMPANY GUAR 01/19 8.625	636
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/23 6	578
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/22 6.125	438
		NAVIENT CORP SR UNSECURED 06/18 8.45	723
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,574
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/19 7.175	674
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	280
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/18 6.999	306
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	258
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	294

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	TIME WARNER CABLE LLC SR SECURED 04/19 8.25	$962
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	690
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	500
		TRANSCANADA TRUST COMPANY GUAR 08/76 VAR	217
		TRANSCANADA TRUST COMPANY GUAR 03/77 VAR	232
		21ST CENTURY FOX AMERICA COMPANY GUAR 03/37 6.15	196
		21ST CENTURY FOX AMERICA COMPANY GUAR 11/37 6.65	309
		UNUM GROUP SR UNSECURED 12/28 6.75	275
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	496
		US TREASURY N/B 02/47 3	316
		US TREASURY N/B 10/22 2	2,181
		US TREASURY N/B 11/24 2.125	3,084
		TSY INFL IX N/B 04/20 0.125	1,030
		US TREASURY N/B 11/20 1.625	2,272
		US TREASURY N/B 12/20 1.75	2,488
		TSY INFL IX N/B 04/21 0.125	762
		US TREASURY N/B 10/21 1.25	1,792
		US TREASURY N/B 12/21 2	2,249
		US TREASURY N/B 01/22 1.875	3,122
		US TREASURY N/B 06/22 1.75	3,142
		VERIZON COMMUNICATIONS SR UNSECURED 01/36 4.272	497
		VERIZON COMMUNICATIONS SR UNSECURED 09/48 4.522	1,083
		WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	319
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	506
		WELLS FARGO BANK NA SR UNSECURED 12/19 2.15	624
		WELLS FARGO BANK NA SR UNSECURED 12/19 VAR	328
		XEROX CORPORATION SR UNSECURED 05/21 4.5	758
		ZOETIS INC SR UNSECURED 11/20 3.45	154
		ZOETIS INC SR UNSECURED 11/25 4.5	325
		Total Dodge & Cox	$100,994

	Jackson Square Partners	ABIOMED INC COMMON STOCK USD.01	$2,318
		AFFILIATED MANAGERS GROUP COMMON STOCK USD.01	2,085
		ATHENAHEALTH INC COMMON STOCK USD.01	1,511
		BIO TECHNE CORP COMMON STOCK USD.01	2,646
		BIOVERATIV INC COMMON STOCK USD.001	1,861
		BLACKBAUD INC COMMON STOCK USD.001	2,406
		CARS.COM INC COMMON STOCK USD.01	1,567
		DUNKIN BRANDS GROUP INC COMMON STOCK USD.001	2,478

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Jackson Square Partners	ELEMENT FLEET MANAGEMENT COR COMMON STOCK	$1,285
		EQUITY COMMONWEALTH REIT USD.01	2,601
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	1,485
		GRACO INC COMMON STOCK USD1.0	1,978
		J2 GLOBAL INC COMMON STOCK USD.01	2,104
		LENDINGCLUB CORP COMMON STOCK USD.01	913
		LENDINGTREE INC COMMON STOCK USD.01	3,098
		LIBERTY TRIPADVISOR HDG A COMMON STOCK USD.01	1,189
		MSCI INC COMMON STOCK USD.01	1,902
		OUTFRONT MEDIA INC REIT USD.01	1,627
		PAYCOM SOFTWARE INC COMMON STOCK USD.01	1,915
		REDFIN CORP COMMON STOCK	1,060
		SHUTTERSTOCK INC COMMON STOCK USD.01	1,676
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,298
		UBIQUITI NETWORKS INC COMMON STOCK USD.001	1,841
		WISDOMTREE INVESTMENTS INC COMMON STOCK USD.01	836
		YELP INC COMMON STOCK USD.000001	1,929
		ZEBRA TECHNOLOGIES CORP CL A COMMON STOCK USD.01	1,739
		LOGITECH INTERNATIONAL REG COMMON STOCK CHF.25	2,485
		CANADIAN DOLLAR	11
		SWISS FRANC	125
		WIX.COM LTD COMMON STOCK ILS.01	1,569
		CORE LABORATORIES N.V. COMMON STOCK EUR.02	1,200
		Total Jackson Square Partners	$52,738

	Next Century	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	9
		Total Next Century	$9

	AJO Partners	AES CORP COMMON STOCK USD.01	$461
		AARON S INC COMMON STOCK USD.5	317
		ABERCROMBIE + FITCH CO CL A COMMON STOCK USD.01	172
		ADVANSIX INC COMMON STOCK USD.01	240
		ALAMO GROUP INC COMMON STOCK USD.1	113
		AMERICAN EQUITY INVT LIFE HL COMMON STOCK USD1.0	512
		AMKOR TECHNOLOGY INC COMMON STOCK USD.001	164
		APPLIED GENETIC TECHNOLOGIES COMMON STOCK USD.001	60
		ARCBEST CORP COMMON STOCK USD.01	198
		ARCHROCK INC COMMON STOCK USD.01	206
		ARGAN INC COMMON STOCK USD.15	249
		ASHFORD HOSPITALITY PRIME IN REIT USD.01	55

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	ASHFORD HOSPITALITY TRUST REIT USD.01	$328
		ASPEN TECHNOLOGY INC COMMON STOCK USD.1	558
		ATLANTIC POWER CORP COMMON STOCK	94
		BANCORP INC/THE COMMON STOCK USD1.0	310
		BILL BARRETT CORP COMMON STOCK USD.001	108
		BIOSPECIFICS TECHNOLOGIES COMMON STOCK USD.001	144
		BOISE CASCADE CO COMMON STOCK USD.01	416
		CAI INTERNATIONAL INC COMMON STOCK USD.0001	204
		CRA INTERNATIONAL INC COMMON STOCK	180
		CNO FINANCIAL GROUP INC COMMON STOCK USD.01	612
		CVR ENERGY INC COMMON STOCK USD.01	88
		CABOT CORP COMMON STOCK USD1.0	548
		CATALENT INC COMMON STOCK USD.01	356
		CENTRAL PACIFIC FINANCIAL CO COMMON STOCK	494
		CENTURY BANCORP INC CL A COMMON STOCK USD1.0	163
		CENTURY CASINOS INC COMMON STOCK USD.01	181
		CHICO S FAS INC COMMON STOCK USD.01	160
		CITI TRENDS INC COMMON STOCK USD.01	176
		CLOUD PEAK ENERGY INC COMMON STOCK USD.01	147
		COLLIERS INTERNATIONAL GROUP COMMON STOCK	279
		COMMERCIAL VEHICLE GROUP INC COMMON STOCK USD.01	240
		CONTINENTAL BUILDING PRODUCT COMMON STOCK USD.001	409
		COVENANT TRANSPORT GRP CL A COMMON STOCK USD.01	164
		DHI GROUP INC COMMON STOCK USD.01	136
		DANA INC COMMON STOCK USD.01	612
		DEAN FOODS CO COMMON STOCK USD.01	276
		DIAMONDROCK HOSPITALITY CO REIT USD.01	475
		EAGLE PHARMACEUTICALS INC COMMON STOCK USD.001	36
		EL PASO ELECTRIC CO COMMON STOCK	300
		ELECTRO SCIENTIFIC INDS INC COMMON STOCK	272
		ENANTA PHARMACEUTICALS INC COMMON STOCK USD.01	206
		ENNIS INC COMMON STOCK USD2.5	72
		ENOVA INTERNATIONAL INC COMMON STOCK USD.00001	209
		EVOLUTION PETROLEUM CORP COMMON STOCK USD.001	51
		EXTERRAN CORP COMMON STOCK USD.01	280
		FS BANCORP INC COMMON STOCK	171
		FEDERAL AGRIC MTG CORP CL C COMMON STOCK USD1.0	25
		FINANCIAL INSTITUTIONS INC COMMON STOCK USD.01	280
		FIRST CONNECTICUT BANCORP COMMON STOCK USD.01	81
		FIRST INTERNET BANCORP COMMON STOCK	8

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	FIRSTSERVICE CORP COMMON STOCK	$425
		FORWARD AIR CORP COMMON STOCK USD.01	317
		FRANKLIN STREET PROPERTIES C REIT USD.0001	241
		FREIGHTCAR AMERICA INC COMMON STOCK USD.01	112
		FUTUREFUEL CORP COMMON STOCK USD.0001	170
		GAMING AND LEISURE PROPERTIE REIT	626
		GANNETT CO INC COMMON STOCK USD.01	198
		GARRISON CAPITAL INC COMMON STOCK USD.001	31
		GLOBAL BRASS + COPPER HOLDIN COMMON STOCK USD.01	296
		GOLDFIELD CORP COMMON STOCK USD.1	75
		H+E EQUIPMENT SERVICES INC COMMON STOCK USD.01	162
		HAVERTY FURNITURE COMMON STOCK USD1.0	174
		HEARTLAND FINANCIAL USA INC COMMON STOCK USD1.0	194
		HEIDRICK + STRUGGLES INTL COMMON STOCK USD.01	168
		HERITAGE COMMERCE CORP COMMON STOCK	152
		HERC HOLDINGS INC COMMON STOCK USD.01	157
		HERITAGE FINANCIAL CORP COMMON STOCK	374
		HERSHA HOSPITALITY TRUST REIT USD.01	299
		HUDBAY MINERALS INC COMMON STOCK NPV	79
		INDEPENDENT BANK CORP MICH COMMON STOCK USD1.0	309
		INFINITY PROPERTY + CASUALTY COMMON STOCK	183
		INGREDION INC COMMON STOCK USD.01	576
		INNOVIVA INC COMMON STOCK	384
		INTERFACE INC COMMON STOCK USD.1	77
		INTL SPEEDWAY CORP CL A COMMON STOCK USD.01	60
		INTEST CORP COMMON STOCK USD.01	147
		INTL FCSTONE INC COMMON STOCK USD.01	40
		JABIL INC COMMON STOCK USD.001	439
		JOHNSON OUTDOORS INC A COMMON STOCK USD.05	151
		JONES LANG LASALLE INC COMMON STOCK USD.01	589
		KIMBALL ELECTRONICS INC COMMON STOCK	230
		KOPPERS HOLDINGS INC COMMON STOCK USD.01	206
		KORN/FERRY INTERNATIONAL COMMON STOCK USD.01	33
		KULICKE + SOFFA INDUSTRIES COMMON STOCK	291
		LPL FINANCIAL HOLDINGS INC COMMON STOCK	413
		LEAR CORP COMMON STOCK USD.01	615
		LEUCADIA NATIONAL CORP COMMON STOCK USD1.0	361
		LIBERTY PROPERTY TRUST REIT USD.001	292
		LOUISIANA PACIFIC CORP COMMON STOCK USD1.0	403
		MCBC HOLDINGS INC COMMON STOCK USD.01	369

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	MEI PHARMA INC COMMON STOCK USD.00000002	$10
		MGIC INVESTMENT CORP COMMON STOCK USD1.0	161
		M/I HOMES INC COMMON STOCK USD.01	536
		MARTEN TRANSPORT LTD COMMON STOCK USD.01	361
		MCDERMOTT INTL INC COMMON STOCK USD1.0	313
		MEDIFAST INC COMMON STOCK USD.001	136
		MERCER INTERNATIONAL INC COMMON STOCK USD1.0	325
		MERIDIAN BANCORP INC COMMON STOCK	33
		MERITOR INC COMMON STOCK USD1.0	115
		MILLER INDUSTRIES INC/TENN COMMON STOCK USD.01	150
		MONARCH CASINO + RESORT INC COMMON STOCK USD.01	70
		MONMOUTH REAL ESTATE INV COR REIT USD.01	270
		MOOG INC CLASS A COMMON STOCK USD1.0	546
		NEWS CORP CLASS A COMMON STOCK USD.01	420
		NEXPOINT RESIDENTIAL REIT USD.01	305
		OLD SECOND BANCORP INC COMMON STOCK USD1.0	256
		OPHTHOTECH CORP COMMON STOCK USD.001	62
		OPPENHEIMER HOLDINGS CL A COMMON STOCK USD.001	189
		OWENS CORNING COMMON STOCK USD.001	794
		PBF ENERGY INC CLASS A COMMON STOCK USD.001	283
		PAR PACIFIC HOLDINGS INC COMMON STOCK USD.01	318
		PARK HOTELS + RESORTS INC REIT USD.01	587
		PEAPACK GLADSTONE FINL CORP COMMON STOCK	266
		PEBBLEBROOK HOTEL TRUST REIT USD.01	78
		PEOPLES BANCORP INC COMMON STOCK	243
		PHIBRO ANIMAL HEALTH CORP A COMMON STOCK USD.001	275
		PORTLAND GENERAL ELECTRIC CO COMMON STOCK	613
		PROGRESS SOFTWARE CORP COMMON STOCK USD.01	580
		PROVIDENCE SERVICE CORP COMMON STOCK USD.001	318
		PSYCHEMEDICS CORP COMMON STOCK USD.005	53
		QCR HOLDINGS INC COMMON STOCK USD1.0	253
		QAD INC A COMMON STOCK	235
		QEP RESOURCES INC COMMON STOCK USD.01	207
		QUINSTREET INC COMMON STOCK USD.001	34
		RMR GROUP INC/THE A COMMON STOCK	286
		RPX CORP COMMON STOCK USD.0001	375
		RTI SURGICAL INC COMMON STOCK USD.001	125
		RADIANT LOGISTICS INC COMMON STOCK USD.001	141
		REINSURANCE GROUP OF AMERICA COMMON STOCK USD.01	777
		RENEWABLE ENERGY GROUP INC COMMON STOCK USD.0001	276

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	REPUBLIC BANCORP INC CLASS A COMMON STOCK	$41
		RETROPHIN INC COMMON STOCK USD.0001	136
		REX AMERICAN RESOURCES CORP COMMON STOCK USD.01	294
		REXFORD INDUSTRIAL REALTY IN REIT USD.01	511
		RIGNET INC COMMON STOCK USD.001	94
		RIVERVIEW BANCORP INC COMMON STOCK USD.01	175
		RUSH ENTERPRISES INC CL A COMMON STOCK USD.01	266
		RYDER SYSTEM INC COMMON STOCK USD.5	640
		RYMAN HOSPITALITY PROPERTIES REIT USD.01	524
		SRC ENERGY INC COMMON STOCK USD.001	152
		SANDERSON FARMS INC COMMON STOCK USD1.0	368
		SHILOH INDUSTRIES INC COMMON STOCK USD.01	65
		SHOE CARNIVAL INC COMMON STOCK USD.01	136
		SIERRA BANCORP COMMON STOCK	202
		SOLAR SENIOR CAPITAL LTD COMMON STOCK USD.01	67
		SOUTHERN MISSOURI BANCORP COMMON STOCK USD.01	56
		SOUTHWEST GAS HOLDINGS INC COMMON STOCK USD1.0	483
		SOUTHWESTERN ENERGY CO COMMON STOCK USD.01	228
		SPIRIT AEROSYSTEMS HOLD CL A COMMON STOCK USD.01	107
		STATE BANK FINANCIAL CORP COMMON STOCK USD.01	380
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	706
		SYNOVUS FINANCIAL CORP COMMON STOCK USD1.0	51
		TCF FINANCIAL CORP COMMON STOCK USD.01	78
		TASEKO MINES LTD COMMON STOCK	166
		TELEPHONE AND DATA SYSTEMS COMMON STOCK USD.01	167
		TENNECO INC COMMON STOCK USD.01	411
		TOWER INTERNATIONAL INC COMMON STOCK USD.01	316
		TRICO BANCSHARES COMMON STOCK	310
		TRONC INC COMMON STOCK USD.01	224
		TRUSTCO BANK CORP NY COMMON STOCK USD1.0	226
		TURNING POINT BRANDS INC COMMON STOCK USD.01	60
		UGI CORP COMMON STOCK	571
		USA TRUCK INC COMMON STOCK USD.01	162
		UNITED COMMUNITY FINANCIAL COMMON STOCK	169
		VANDA PHARMACEUTICALS INC COMMON STOCK USD.001	146
		VECTREN CORP COMMON STOCK	525
		VECTRUS INC COMMON STOCK USD.01	164
		VERSO CORP A COMMON STOCK	199
		VISHAY INTERTECHNOLOGY INC COMMON STOCK USD.1	586
		VIVUS INC COMMON STOCK USD.001	49

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	VOYA FINANCIAL INC COMMON STOCK USD.01	$751
		W+T OFFSHORE INC COMMON STOCK USD.00001	210
		WABASH NATIONAL CORP COMMON STOCK USD.01	200
		WADDELL + REED FINANCIAL A COMMON STOCK USD.01	456
		WEB.COM GROUP INC COMMON STOCK USD.001	249
		WILEY (JOHN) + SONS CLASS A COMMON STOCK USD1.0	275
		WORLD FUEL SERVICES CORP COMMON STOCK USD.01	288
		XENIA HOTELS + RESORTS INC REIT USD.01	584
		ZAGG INC COMMON STOCK USD.001	199
		ZIX CORP COMMON STOCK USD.01	176
		ASSURED GUARANTY LTD COMMON STOCK USD.01	505
		ENDO INTERNATIONAL PLC COMMON STOCK USD.0001	240
		ICHOR HOLDINGS LTD COMMON STOCK USD.0001	123
		LAZARD LTD CL A COMMON STOCK USD.01	605
		MICHAEL KORS HOLDINGS LTD COMMON STOCK	336
		ALPHA + OMEGA SEMICONDUCTOR COMMON STOCK	139
		OM ASSET MANAGEMENT PLC COMMON STOCK USD.001	438
		THIRD POINT REINSURANCE LTD COMMON STOCK USD.1	391
		ALTISOURCE PORTFOLIO SOL COMMON STOCK USD1.0	71
		ORION ENGINEERED CARBONS SA COMMON STOCK	318
		TRINSEO SA COMMON STOCK USD.01	364
		ORBOTECH LTD COMMON STOCK USD.14	270
		POINTER TELOCATION LTD COMMON STOCK ILS3.0	175
		TARO PHARMACEUTICAL INDUS COMMON STOCK ILS.0001	254
		ORTHOFIX INTERNATIONAL NV COMMON STOCK USD.1	406
		Total AJO Partners	$52,623

	Loomis Sayles	ALIBABA GROUP HOLDING SP ADR ADR USD.000025	$12,901
		ALPHABET INC CL C COMMON STOCK USD.001	5,283
		ALPHABET INC CL A COMMON STOCK USD.001	5,160
		AMAZON.COM INC COMMON STOCK USD.01	12,849
		AMERICAN EXPRESS CO COMMON STOCK USD.2	3,292
		AMGEN INC COMMON STOCK USD.0001	3,848
		ANALOG DEVICES INC COMMON STOCK USD.167	953
		AUTODESK INC COMMON STOCK USD.01	7,164
		AUTOMATIC DATA PROCESSING COMMON STOCK USD.1	1,818
		CERNER CORP COMMON STOCK USD.01	4,979
		CISCO SYSTEMS INC COMMON STOCK USD.001	9,654
		COCA COLA CO/THE COMMON STOCK USD.25	5,894

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Loomis Sayles	DANONE SPONS ADR ADR	$7,168
		DEERE + CO COMMON STOCK USD1.0	6,528
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	6,278
		FACEBOOK INC A COMMON STOCK USD.000006	11,807
		FACTSET RESEARCH SYSTEMS INC COMMON STOCK USD.01	3,618
		MERCK + CO. INC. COMMON STOCK USD.5	2,136
		MICROSOFT CORP COMMON STOCK USD.00000625	6,204
		MONSTER BEVERAGE CORP COMMON STOCK	9,243
		NOVARTIS AG SPONSORED ADR ADR	3,961
		NOVO NORDISK A/S SPONS ADR ADR	7,466
		ORACLE CORP COMMON STOCK USD.01	10,349
		PROCTER + GAMBLE CO/THE COMMON STOCK	5,916
		QUALCOMM INC COMMON STOCK USD.0001	7,210
		REGENERON PHARMACEUTICALS COMMON STOCK USD.001	5,285
		SEI INVESTMENTS COMPANY COMMON STOCK USD.01	7,338
		SCHLUMBERGER LTD COMMON STOCK USD.01	6,514
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,660
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	4,902
		VARIAN MEDICAL SYSTEMS INC COMMON STOCK USD1.0	4,624
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	10,777
		YUM BRANDS INC COMMON STOCK	3,845
		YUM CHINA HOLDINGS INC COMMON STOCK USD.01	2,784
		Total Loomis Sayles	$209,408

	T. Rowe Price	AETNA INC COMMON STOCK USD.01	$3,819
		AMERICAN EXPRESS CO COMMON STOCK USD.2	1,097
		AMERICAN INTERNATIONAL GROUP COMMON STOCK USD2.5	1,736
		AMERIPRISE FINANCIAL INC COMMON STOCK USD.01	1,456
		APACHE CORP COMMON STOCK USD.625	1,024
		APPLE INC COMMON STOCK USD.00001	1,257
		APPLIED MATERIALS INC COMMON STOCK USD.01	1,349
		BANK OF NEW YORK MELLON CORP COMMON STOCK USD.01	3,104
		BECTON DICKINSON AND CO COMMON STOCK USD1.0	1,402
		BECTON DICKINSON AND CO PREFERRED STOCK 05/20 6.125	385
		BOEING CO/THE COMMON STOCK USD5.0	2,868
		BRIGHTHOUSE FINANCIAL INC COMMON STOCK USD.01	1,157
		CF INDUSTRIES HOLDINGS INC COMMON STOCK USD.01	1,910
		CVS HEALTH CORP COMMON STOCK USD.01	1,276

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	T. Rowe Price	CANADIAN NATURAL RESOURCES COMMON STOCK	$1,375
		CANADIAN PACIFIC RAILWAY LTD COMMON STOCK	1,264
		CARNIVAL CORP COMMON STOCK USD.01	1,229
		CISCO SYSTEMS INC COMMON STOCK USD.001	3,934
		CITIGROUP INC COMMON STOCK USD.01	4,422
		COMCAST CORP CLASS A COMMON STOCK USD.01	2,461
		DOWDUPONT INC COMMON STOCK USD.01	2,847
		EQT CORP COMMON STOCK	971
		EXELON CORP COMMON STOCK	1,994
		EXXON MOBIL CORP COMMON STOCK	3,790
		FIFTH THIRD BANCORP COMMON STOCK	4,013
		GENERAL ELECTRIC CO COMMON STOCK USD.06	882
		GENERAL MOTORS CO COMMON STOCK USD.01	397
		GILEAD SCIENCES INC COMMON STOCK USD.001	1,728
		HESS CORP COMMON STOCK USD1.0	1,804
		HOLOGIC INC COMMON STOCK USD.01	1,716
		ILLINOIS TOOL WORKS COMMON STOCK USD.01	2,219
		INTERNATIONAL PAPER CO COMMON STOCK USD1.0	2,310
		JPMORGAN CHASE + CO COMMON STOCK USD1.0	8,878
		JOHNSON + JOHNSON COMMON STOCK USD1.0	3,852
		KIMBERLY CLARK CORP COMMON STOCK USD1.25	2,015
		KOHLS CORP COMMON STOCK USD.01	1,135
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	1,199
		LOEWS CORP COMMON STOCK USD.01	2,293
		LOWE S COS INC COMMON STOCK USD.5	863
		MAGNA INTERNATIONAL INC COMMON STOCK	2,258
		MARSH + MCLENNAN COS COMMON STOCK USD1.0	2,208
		MATTEL INC COMMON STOCK USD1.0	949
		MERCK + CO. INC. COMMON STOCK USD.5	3,613
		METLIFE INC COMMON STOCK USD.01	2,629
		MICROSOFT CORP COMMON STOCK USD.00000625	6,598
		MORGAN STANLEY COMMON STOCK USD.01	4,434
		NEWS CORP CLASS A COMMON STOCK USD.01	1,336
		NEXTERA ENERGY INC PREFERRED STOCK 09/19 6.123	1,512
		OCCIDENTAL PETROLEUM CORP COMMON STOCK USD.2	2,597
		P G + E CORP COMMON STOCK	2,313
		PEPSICO INC COMMON STOCK USD.017	2,376
		PFIZER INC COMMON STOCK USD.05	3,844
		PHILIP MORRIS INTERNATIONAL COMMON STOCK	3,309
		QUALCOMM INC COMMON STOCK USD.0001	3,335

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2017	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	T. Rowe Price	RAYTHEON COMPANY COMMON STOCK USD.01	$1,223
		SOUTHERN CO/THE COMMON STOCK USD5.0	3,015
		SOUTHWEST AIRLINES CO COMMON STOCK USD1.0	2,664
		STERICYCLE INC COMMON STOCK USD.01	1,162
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	3,841
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	1,840
		THERMO FISHER SCIENTIFIC INC COMMON STOCK USD1.0	904
		TOTAL SA SPON ADR ADR	4,523
		TRANSCANADA CORP COMMON STOCK	1,697
		TWENTY FIRST CENTURY FOX B COMMON STOCK USD.01	3,466
		TYSON FOODS INC CL A COMMON STOCK USD.1	4,729
		US BANCORP COMMON STOCK USD.01	2,969
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	1,680
		UNITED TECHNOLOGIES CORP COMMON STOCK USD1.0	2,147
		VERIZON COMMUNICATIONS INC COMMON STOCK USD.1	3,535
		VULCAN MATERIALS CO COMMON STOCK USD1.0	1,447
		WALMART INC COMMON STOCK USD.1	3,175
		WELLS FARGO + CO COMMON STOCK USD1.666	6,298
		WESTAR ENERGY INC COMMON STOCK USD5.0	1,689
		WEYERHAEUSER CO REIT USD1.25	1,721
		BUNGE LTD COMMON STOCK USD.01	2,040
		INVESCO LTD COMMON STOCK USD.2	735
		JOHNSON CONTROLS INTERNATION COMMON STOCK USD.01	2,682
		MEDTRONIC PLC COMMON STOCK USD.1	3,455
		PERRIGO CO PLC COMMON STOCK EUR.001	1,813
		XL GROUP LTD COMMON STOCK	1,469
		CHUBB LTD COMMON STOCK	2,192
		TE CONNECTIVITY LTD COMMON STOCK CHF.57	2,084
		Total T. Rowe Price	$196,937

		Grand Total	$761,518

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits
EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2018

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Jacqueline Trapp
Jacqueline Trapp
Chair of the Southern California Edison Company
Benefits Committee